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Alaska Air Group, Inc.                                                                           EXHIBIT 12
Calculation of Ratio of Earnings to Fixed Charges
 and Preferred Dividends
(In thousands, except ratios)
                                               1995          1994          1993          1992          1991
                                           --------      --------      --------     ---------       -------
Earnings:
Income (loss) before income tax
  expense and accounting change             $33,983       $40,961      ($45,812)    ($125,706)      $16,207

Less: Capitalized interest                     (208)         (353)         (446)       (6,102)       (8,301)
Add:
Interest on indebtedness                     51,479        46,960        37,624        43,223        40,180
Amortization of debt expense                  1,100         1,368           690           643           519
Portion of rent under long-term
  operating leases representative
  of an interest factor                      67,295        65,618        60,136        49,889        41,327
                                            -------       -------       -------       -------       -------
Total Earnings Available for Fixed
  Charges and Preferred Dividends          $153,649      $154,554       $52,192      ($38,053)      $89,932
                                            =======       =======       =======       =======       =======

Fixed Charges and Preferred Dividends:
Preferred dividends                               -             -        $2,429        $6,400        $6,383
Times, ratio of income before
  income tax expense to net income               NA            NA          1.48          1.57          1.57
                                             ------        ------        ------        ------        ------
Preferred dividends on pretax basis              NA            NA         3,595        10,048        10,021
Amortization of preferred stock
  issuance costs                                  -             -            96           288           288
Interest                                     51,479        46,960        37,624        43,223        40,180
Amortization of debt expense                  1,100         1,368           690           643           519
Portion of rent under long-term
  operating leases representative
  of an interest factor                      67,295        65,618        60,136        49,889        41,327
                                            -------       -------       -------       -------       -------
Total Fixed Charges and
  Preferred Dividends                      $119,874      $113,946      $102,141      $104,091       $92,335
                                            =======       =======       =======       =======       =======
Ratio of Earnings to Fixed Charges
  and Preferred Dividends                      1.28          1.36          0.51         (0.37)         0.97
                                            =======       =======       =======       =======       =======

Coverage deficiency                               -             -       $49,949      $142,144        $2,403
                                            =======       =======       =======       =======       =======
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